May 27, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       JNLNY Separate Account I
File Nos.:  333-163323 and 811-08401

Dear Commissioners:

For the above referenced registrant, this filing contains:

1.
Pre-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No. 177 under the Investment Act of 1940 to the Registration Statement, which includes the following:  incorporation of responses to comments made by the staff and the addition of the financial statements and exhibits that were not previously filed;

2.	Registrant's acceleration request letter;

3.	Principal underwriter's acceleration request letter; and

4.	The Tandy letter.

Please call or e-mail me with your questions or comments.  My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jackson.com.

Respectfully,

ANTHONY L. DOWLING
Anthony L. Dowling
Assistant Vice President

May 27, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Jackson National Life Insurance Company of New York
JNLNY Separate Account I
Registration Statement on Form N-4 (File Nos. 811-08401 and 333-163323)

Dear Commissioners:

I am writing on behalf of the above referenced Registrant with regard to the captioned registration statement, for which registration statement we request an effective date of June 14, 2010 and request acceleration in accordance with Rule 461.   The pre-effective amendment this letter accompanies contains our changes in response to your comment letter dated January 22, 2010.  Also, we contemporaneously filed a letter acknowledging that we will not use the staff review and comment process as a defense in any securities-related litigation against us, as requested.

To our knowledge, no distribution of copies of the pre-effective amendment or the prospectus contained therein has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by the Registrant and for regulatory filings.

The Registrant represents that its request is consistent with the public interest and the protection of investors. We are aware of our obligations under the Securities Act of 1933.

Respectfully,

THOMAS J. MEYER

Thomas J. Meyer
Senior Vice President, General Counsel,
Secretary and Director

[JACKSON NATIONAL LIFE DISTRIBUTORS LLC LETTERHEAD]

May 27, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Jackson National Life Insurance Company of New York
JNLNY Separate Account I
Registration Statement on Form N-4 (File Nos. 811-08401 and 333-163323)

Dear Commissioners:

I am writing on behalf of the principal underwriter of the securities the above referenced registration statement concerns, for which we request the effective date of June 14, 2010 and request acceleration in accordance with Rule 461.

To our knowledge, no distribution of copies of the Pre-Effective Amendment or the prospectus contained therein has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by the Registrant and for regulatory filings.

Jackson National Life Distributors LLC represents that its request is consistent with the public interest and the protection of investors. We are aware of our obligations under the Securities Act of 1933.

Respectfully,

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

THOMAS J. MEYER
Thomas J. Meyer
Manager and Secretary

May 27, 2010

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       JNLNY Separate Account I
File Nos.:  333-163323 and 811-08401

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call or e-mail me with your questions or comments.  My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jackson.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Assistant Vice President